August 26, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Gama

Re:	Virpax Pharmaceuticals, Inc.

Registration Statement on Form S-1
Filed July 29, 2024 File No: 333-281080

Dear Ms. Gama:

Virpax Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-281080), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective today, Monday, August 26, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

This request shall supersede and replace any previously submitted request for accelerated effectiveness of the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238, or Ms. Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

VIRPAX PHARMACEUITCALS, INC.

By:	/s/ Gerald Bruce
	Name:	Gerald Bruce
	Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP
Melissa Palat Murawsky, Blank Rome LLP